O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cic@stockslaw.com

File #4454
February 1, 2007
VIA EDGAR &
FAX (202) 772-9368

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, NE
Mail Stop 7010
Washington, DC 20549

Attention: Jenifer Gallagher and Karl Hiller, Division of Corporation Finance

Dear Sirs and Mesdames:

RE:	EXPLORATION DRILLING INTERNATIONAL INC. (the “Company”)
	-	formerly Invision Capital, Inc.
	-	SEC File Number 000-50459
	-	Form 10-QSB for the Quarterly Period Ended January 31, 2006 Filed March 17, 2006
	-	Form 8-K Filed May 2, 2006

We write on behalf of the Company in response to your comment letter dated July 11, 2006 regarding the above referenced filings of the Company (the “Comment Letter”). We provide below our responses to the comments made in the Comment Letter. Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED JANUARY 31, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 3

INTRODUCTION, PAGE 3

1.

WE NOTE YOUR DISCLOSURE IN WHICH YOU STATE THAT YOUR BOARD OF DIRECTORS APPROVED A FIVE FOR ONE SPLIT OF YOUR COMMON STOCK ON MARCH 9, 2006. PLEASE REVISE YOUR BALANCE SHEET AS OF JANUARY 31, 2006 TO REFLECT THIS CHANGE IN CAPITAL STRUCTURE RETROACTIVELY AS REQUIRED BY SAB TOPIC 4.C. ANY SHARE ACTIVITY AND PER SHARE FIGURES ENCLOSED IN YOUR FILING SHOULD ALSO BE ADJUSTED TO REFLECT THE STOCK SPLIT, WITH DISCLOSURE TO THIS EFFECT.

Although the Company’s Board of Directors approved the 5-for-1 stock split on March 9, 2006, the split was not effected until March 27, 2006. (See the Company’s Report on Form 8-K, filed on March 27, 2006. Also see the end of the paragraph on page 3 of the Form 10-QSB referred to in the Comment Letter, stating “The 5-for-1 stock split is expected to become effective on or about March 27, 2006.”) The Company’s Form 10-QSB for the period ended January 31, 2006 was filed on March 17, 2006, before the stock split became effective. As stated in SAB Topic 4.C, retroactive effect to a stock split is required only where the stock split becomes effective after the date of the balance sheet but before the release of the financial statements. As the Company’s January 31, 2006 financial statements were released prior to the effective date of the stock split, the Company was not required to give retroactive effect to the stock split in its January 31, 2006 balance sheet.

FORM 8-K FILED ON MAY 2, 2006

GENERAL

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Jenifer Gallagher and Karl Hiller
February 1, 2007

2.

WE NOTE THAT INVISION CAPITAL, INC. (INVISION) AND EDI EXPLORATION DRILLING INTERNATIONAL GMBH (EDI) HAVE DIFFERENT FISCAL YEAR ENDS. THE GUIDANCE IN RULE 13A-11(A) OF REGULATION 13A WOULD ORDINARILY REQUIRE THAT YOU FILE AN ITEM 5.03 FORM 8-K WITHIN FOUR BUSINESS DAYS AFTER THE CONSUMMATION OF THE REVERSE ACQUISITION TO INDICATE ANY INTENDED CHANGE IN YEAR END FROM THAT USED BY INVISION PRIOR TO THE ACQUISITION.

At the time the acquisition was completed, the Company had not yet determined whether it would keep the fiscal year end used by Invision prior to the acquisition or whether it would adopt the fiscal year end of EDI. As a result, the report on Form 8-K filed by the Company with respect to the completion of the acquisition did not report a change in the Company’s fiscal year end.

As stated in Section III.F of the Division of Corporation Finance’s Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, a registrant is free to adopt either the fiscal year of the accounting acquirer or the legal acquirer upon the completion of a reverse acquisition. According to Rule 13a-11(a) and the provisions of Item 5.03(b) of Form 8-K, a registrant is required to report a change to its fiscal year end only if the registrant determines to change its fiscal year from that used in its most recent filings with the Commission.

Although the reverse acquisition was completed on April 26, 2006, the Company’s Board of Directors did not make its determination to change the Company’s year end to that of EDI until June 5, 2006. As such, the Company was not required to file the information required by Item 5.03(b) of Form 8-K until four business days after June 5, 2006. The Company’s Form 8-K reporting the change in fiscal year was filed on June 7, 2006.

FINANCIAL STATEMENTS – EDI EXPLORATION DRILLING INTERNATIONAL GMBH

GENERAL

3.	PLEASE REVISE THE HEADINGS TO YOUR FINANCIAL STATEMENTS TO REFER TO YOUR 2004 FINANCIAL STATEMENTS ALONG WITH YOUR REFERENCES TO THE 2005 INFORMATION.

THESE REFERENCES SHOULD INCLUDE YOUR BALANCE SHEET AS OF DECEMBER 31, 2004, LISTED AS APPENDIX 1; AND THE STATEMENTS OF INCOME (LOSS), CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM DECEMBER 7, 2004 (INCEPTION) THROUGH DECEMBER 31, 2004, LISTED AS APPENDIXES 2, 3 AND 4. ANY LABELING INDICATING YOU HAVE REPORTED RESULTS FOR THE ENTIRE YEAR OF 2004 SHOULD BE MODIFIED AS NECESSARY TO CONVEY THE ACTUAL PERIOD COVERED.

LIKEWISE, PLEASE ADVISE YOUR AUDITORS THAT THEIR REPORT SHOULD REFER TO THE SPECIFIC DATES OF THE FINANCIAL STATEMENTS THAT WERE AUDITED TO COMPLY WITH RULE 2-02(A)(4) OF REGULATION S-X. WE BELIEVE THIS WILL NECESSITATE REVISIONS TO ADDRESS THE PARTIAL PERIOD IN 2004, AS WELL AS THE CUMULATIVE INFORMATION FROM INCEPTION THROUGH DECEMBER 31, 2005 THAT YOU WILL LIKELY NEED TO ADD IN RESPONSE TO ANOTHER COMMENT IN THIS LETTER.

AS A DOMESTIC FILER, IT WOULD BE HELPFUL FOR YOU TO REPLACE THE EUROPEAN NOTATIONS FOR DATES AND CURRENCY WITH CONVENTIONAL NOTATIONS UTILIZED IN THE UNITED STATES; AND TO UTILIZE SEQUENTIAL PAGE NUMBERING FOR THE FINANCIAL STATEMENTS AND NOTES TOGETHER.

The Company has informed us that the headings to the EDI financial statements have been revised to refer to EDI’s 2004 financial information as well as its 2005 information. In addition, where the EDI financial statements refer to the period ended December 31, 2004, those financial statements now refer to the actual period covered (December 7, 2004 to December 31, 2004). European notations for dates and currency have also been replaced with notations utilized in the United States.

The auditors of EDI’s financial statements, RSM Haarmann Hemmelrath GmbH (“RSM”) have advised us and the Company that they have revised their auditors report in accordance with the provisions of Rule 2-02(a)(4) of Regulation S-X.

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Jenifer Gallagher and Karl Hiller
February 1, 2007

A copy of the revised financial statements for EDI and of RSM’s revised audit report have been filed with Amendment No. 1 to the Company’s report on Form 8-K originally filed with the Commission on May 2, 2006 (the “Original Form 8-K”).

4.

WE NOTE YOUR DISCLOSURE ON PAGE 8 WHERE YOU DATE EDI IS A DEVELOPMENT STAGE COMPANY. AS A DEVELOPMENT STAGE COMPANY, PLEASE COMPLY WITH THE ACCOUNTING AND REPORTING REQUIREMENTS DETAILED IN PARAGRAPHS 10 THROUGH 13 OF SFAS 7.

Revised financial statements for EDI were filed as exhibits to Amendment No. 1 to the Original Form 8-K. The Company has been advised by RSM that the revised EDI financial statements filed with Amendment No. 1 are now in compliance with the requirements of SFAS 7.

BALANCE SHEET

5.

IT APPEARS YOU SHOULD CHANGE THE LINE ITEM TITLED “BALANCE SHEET LOSS” TO EITHER “ACCUMULATED DEFICIT,” OR “DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE” IF IT IS YOUR INTENT TO PROVIDE FINANCIAL STATEMENTS IN ACCORDANCE WITH PARAGRAPH 11(A) OF SFAS 7.

The Company and RSM have informed us that the revised EDI financial statements now refer to “Accumulated deficit” and not “Balance sheet loss” in accordance with your comment.

STATEMENT OF CASH FLOWS

6.

PLEASE REVISE YOUR STATEMENT OF CASH FLOWS, WHICH IS PRESENTED IN THOUSANDS OF DOLLARS, TO UTILIZE THE SAME BASIS OF PRESENTATION UTILIZED IN PREPARING YOUR OTHER FINANCIAL STATEMENTS, WHICH ARE PRESENTED IN WHOLE DOLLARS.

The Company and RSM have informed us that the financial information presented in the revised EDI statement of cash flows is now presented in whole dollars, consistent with the other EDI financial statements presented.

7.

PLEASE REVISE THE FORMAT OF YOUR STATEMENT OF CASH FLOWS TO RECONCILE THE CASH AND CASH EQUIVALENTS BALANCE AT THE END OF THE YEAR RATHER THAN THE CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD. REFER TO PARAGRAPH 132 OF SFAS 95 FOR AN EXAMPLE OF THE PROPER FORMAT FOR A STATEMENT OF CASH FLOWS PREPARED USING THE INDIRECT METHOD.

The Company and RSM have informed us that the revised EDI statement of cash flows filed with Amendment No. 1 to the Original Form 8-K have been formatted in accordance with paragraph 132 of SFAS 95.

8.

WE NOTE THAT YOU PRESENT AS A FINANCING ACTIVITY CASH OUTFLOW, PAYMENTS YOU MADE TO SHAREHOLDERS. HOWEVER, YOUR STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY DOES NOT APPEAR TO REFLECT THESE PAYMENTS. PLEASE EXPLAIN TO US THE ORIGIN OF THIS LINE ITEM.

The Company and RSM have informed us that the original EDI statement of cash flows line item titled “Payments to shareholders” concerns payments made in respect of loans granted by EDI to its shareholders. These payments are reflected on EDI’s balance sheet as “Amounts owed by shareholders.” In order to avoid any confusion that the amounts affect shareholders equity, this adjustment has been moved to Cash Flows from Operating Activities.

I. GENERAL INFORMATION, PAGE 4

NOTE 4 – BASIS FOR PREPARING THE ACCOUNTS, PAGE 6

9.

WE NOTE THAT YOUR FUNCTIONAL CURRENCY IS THE EURO; HOWEVER, YOU HAVE TRANSLATED YOUR FINANCIAL STATEMENTS TO THE US DOLLAR FOR REPORTING PURPOSES. THE GUIDANCE IN SFAS 52 REQUIRES TRANSLATION ADJUSTMENTS TO BE REPORTED IN OTHER COMPREHENSIVE INCOME, AND ACCUMULATED OTHER COMPREHENSIVE

O’Neill Law Group PLLC	4
United States Securities and Exchange Commission
Attention: Jenifer Gallagher and Karl Hiller
February 1, 2007

INCOME TO BE PRESENTED SEPARATE FROM OTHER COMPONENTS OF SHAREHOLDER’S EQUITY, AS INDICATED IN PARAGRAPH 26 OF SFAS 130. IT APPEARS THAT YOU HAVE INCLUDED TRANSLATION ADJUSTMENTS IN THE SUBSCRIBED CAPITAL AND THE BALANCE SHEET LOSS ITEMS OF SHAREHOLDERS’ EQUITY. PLEASE REVISE YOUR FINANCIAL STATEMENTS TO COMPLY FULLY WITH PARAGRAPHS 12 THROUGH 14 OF SFAS 52 AND SFAS 130.

The Company and RSM have informed us that the EDI financial statements have been revised to remove currency translation effects from the respective equity line items and are now included as “Other comprehensive income.”

II. ACCOUNTING AND VALUATION PRINCIPLES, PAGE 7

NOTE 1 – INTANGIBLE ASSETS, PAGE 7

10.

WE NOTE YOUR DISCLOSURE IN WHICH YOU STATE THAT YOU CAPITALIZE INTANGIBLE ASSETS IF IT IS PROBABLE THAT A FUTURE ECONOMIC BENEFIT IS ASSOCIATED WITH THE ASSET, AND YOU CARRY THE INTANGIBLE ASSETS AT THE COST OF ACQUISITION OR PRODUCTION. PLEASE CLARIFY WITHIN YOUR DISCLOSURE UNDER WHAT CIRCUMSTANCES YOU CAPITALIZE COSTS OF INTERNALLY DEVELOPING INTANGIBLE ASSETS. WITHIN YOUR RESPONSE, PLEASE INCLUDE ANY SPECIFIC ACCOUNTING LITERATURE YOU RELIED UPON TO SUPPORT THE CAPITALIZATION OF THESE COSTS.

The Company and RSM have informed us that intangible assets for the period covered by the EDI financial statements consisted solely of capitalized costs incurred in registering patents. As these costs are specifically identifiable, they are not required to be expensed in accordance with the guidance in paragraph 10 of SFAS 142. As such, the Company and RSM believe that the current disclosure relating to the capitalization of intangible assets is sufficient.

II. NOTES TO THE BALANCE SHEET, PAGE 10

NOTE 2 – RECEIVABLE AND OTHER ASSETS, PAGE 10

11.

WE NOTE YOUR DISCLOSURE IN WHICH YOU INDICATE THE RECEIVABLE DUE FROM GRISHAM GROUP RELATES TO OUTSTANDING PAYMENTS IN THE CAPITAL SURPLUS. NOTE THAT SAB TOPIC 4.E REQUIRES RECEIVABLES ARISING FROM TRANSACTIONS INVOLVING CAPITAL STOCK TO BE TREATED AS DEDUCTIONS FROM SHAREHOLDERS EQUITY AND NOT AS ASSETS. TELL US THE REASONS YOU BELIEVE THIS GUIDANCE WOULD NOT APPLY TO YOUR SITUATION, IF THAT IS YOUR VIEW.

The Company and RSM have informed us that receivables from shareholders arising from transactions involving capital stock have now been treated as a deduction from shareholders equity.

NOTE 4 – DEVELOPMENT OF INTANGIBLE ASSETS, PAGE 12

12.

PLEASE DISCLOSE WHETHER THE INTANGIBLE ASSETS YOU HAVE CAPITALIZED ARE SUBJECT TO AMORTIZATION, WITH FURTHER DETAILS SUFFICIENT TO SHOW COMPLIANCE WITH THE REQUIREMENT SET FORTH IN PARAGRAPHS 44 THROUGH 47 OF SFAS 142; AND IF SO, EXPLAIN WHY YOU HAVE RECORDED NO AMORTIZATION EXPENSE IN THE PERIODS PRESENTED.

The Company and RSM have informed us that intangible assets are not yet subject to amortization because (a) the capitalization took place as a consequence of the transition from German to US GAAP at the cutoff date; and (b) even though the patents have already been registered, the Company has not yet derived revenue from these patents. Amortization will start as soon as these patents generate revenues and will be amortized over the respective period of patent protection.

NOTE 5 – DEFERRED TAX ASSETS, PAGE 12

13.	WE NOTE THAT YOU HAVE RECOGNIZED A DEFERRED TAX ASSET FOR NET OPERATING LOSS CARRYFORWARDS. GIVEN YOUR CURRENT OPERATIONS, IT IS NOT EVIDENT TO US HOW YOU REACHED THE CONCLUSION THAT IT IS MORE

O’Neill Law Group PLLC	5
United States Securities and Exchange Commission
Attention: Jenifer Gallagher and Karl Hiller
February 1, 2007

LIKELY THAN NOT THAT YOU WILL FULLY RECOGNIZE THIS TAX BENEFIT IN FUTURE PERIODS. PLEASE DISCLOSE THE UNCERTAINTIES SURROUNDING THE REALIZATION OF THE ASSET AND THE MATERIAL ASSUMPTIONS UNDERLYING MANAGEMENT’S DETERMINATION THAT THE DEFERRED TAX ASSET WILL BE REALIZED. IN ADDITION, PLEASE DISCLOSE THE AMOUNT AND THE EXPIRATION DATE OF THESE NET OPERATING LOSS CARRYFORWARDS AS REQUIRED BY PARAGRAPH 48 OF SFAS 109.

RSM has informed us that their audit was conducted based on an assumption that EDI would continue as a going-concern. RSM has informed us that, since this implies future profits, and since EDI has indicated that its business plans call for the realization of profits, RSM has assumed that EDI would be able to fully recognize the tax benefits in future periods. RSM has indicated that they believe that the assumptions underlying EDI’s plans to realize profits were reasonable. RSM has further informed us that German tax loss carryforwards do not expire. As a result of these factors, RSM has informed us that, in their opinion, EDI is required to include this in their financial statements and that this should be treated as an asset under US GAAP.

At the time of their audit, the usable tax loss carryforwards as of December 31, 2005 had not yet been assessed by the tax authorities, but were expected to amount to about EUR 700,000.

NOTE 8 – SHAREHOLDERS’ EQUITY, PAGE 13

14.	PLEASE DISCLOSE THE NUMBER OF CAPITAL SHARES AUTHORIZED, ISSUED AND OUTSTANDING AS WELL AS THE PAR VALUE OR STATED VALUE OF THE SHARES.

The Company and RSM have informed us that the concepts of authorized shares, shares issued and outstanding, and par value do not exist with respect to a German GmbH such as EDI. Under German law, the subscribed capital of a GmbH is not divided into shares like that of a United States corporation. Share ownership of a GmbH is determined by each shareholder’s percentage ownership of the total subscribed for capital. The par value of each “share” is always equal to the monetary value of the percentage ownership of the total subscribed for capital. The sum of all shares is always the value of the subscribed capital as shown on the balance sheet.

IV. NOTES TO THE STATEMENTS OF INCOME, PAGE 14

NOTE 6 – INCOME TAX EXPENSE, PAGE 15

15.

PLEASE PROVIDE A RECONCILIATION BETWEEN THE AMOUNT OF TOTAL REPORTED INCOME TAX EXPENSE BENEFIT AND THE AMOUNT COMPUTED BY MULTIPLYING YOUR LOSS BEFORE TAX BY THE APPLICABLE STATUTORY FEDERAL INCOME TAX RATE AS REQUIRED BY PARAGRAPH 47 OF SFAS 109. YOUR TABLE, TITLED “TRANSITIONAL ACCOUNTS” DOES NOT APPEAR TO PROVIDE THIS INFORMATION.

The Company and RSM have informed us that, in accordance with paragraph 47 of SFAS 109, the reported tax expense has to be compared with and reconciled to the theoretical tax expense/gain that would result from applying the statutory tax rate to pretax income for the respective year. For this purpose, the Company has first reconciled US GAAP loss before income taxes to German taxable income, by eliminating corrections resulting from the differences between German and US GAAP. In 2005 there has been only one correction, which was the capitalization of intangible assets not recognized under German GAAP. Application of the tax rate of 39.9% to the resulting taxable income plus tax losses carried forward results in a deferred tax asset which is capitalized. Deferred tax assets are tested annually for value impairments. The effect of the capitalization of intangible assets under US GAAP leads to a deferred tax liability. This liability is set off against the deferred tax asset, resulting in the reported tax gain. The table on page 22 of the financial statements has been revised accordingly. Please note that all calculations were originally done in Euros. Minor differences between the reported numbers and calculations in USD may exist.

AUDITORS’ REPORT

16.	WE NOTE THAT FOLLOWING YOUR AUDITORS REPORT, YOU HAVE INCLUDED DETAIL OF THE ENGAGEMENT TERMS. IT APPEARS FROM THE TERMS OF THE AGREEMENT YOU MAY HAVE INDEMNIFIED YOUR AUDITORS FROM LIABILITY IN THE

O’Neill Law Group PLLC	6
United States Securities and Exchange Commission
Attention: Jenifer Gallagher and Karl Hiller
February 1, 2007

EVENT OF LITIGATION CONCERNING INFORMATION PRESENTED IN YOUR FINANCIAL STATEMENTS. YOU SHOULD BE AWARE THAT IN THE UNITED STATES, UNDER FRC 602.02. I.I, AN ACCOUNTANT WHO IS INDEMNIFIED AGAINST LIABILITY BY HIS CLIENT CANNOT BE CONSIDERED INDEPENDENT FOR THE PURPOSE OF CERTIFYING THE FINANCIAL STATEMENTS. ANY SUCH INDEMNIFICATION AGREEMENT WOULD BE CONSIDERED TO BE AGAINST PUBLIC POLICY AND UNENFORCEABLE UNDER UNITED STATES SECURITIES LAWS.

IF YOU HAVE INDEMNIFIED YOUR AUDITORS, YOU WILL NEED TO OBTAIN AND PROVIDE US WITH A WAIVER OF THE INDEMNIFICATION PROVISION FROM YOUR AUDITORS, INDICATING THAT THEY HAVE ACKNOWLEDGED THAT THE INDEMNIFICATION PROVISION IS AGAINST PUBLIC POLICY AND IS UNENFORCEABLE IN THE UNITED STATES.

YOU WILL ALSO NEED TO PROVIDE US WITH A LETTER ACKNOWLEDGING THE FOLLOWING MATTERS:

    IT IS YOUR RESPONSIBILITY TO PROVIDE FINANCIAL STATEMENTS AUDITED BY AN INDEPENDENT ACCOUNTANT IN YOUR REGISTRATION STATEMENT AND IN SUBSEQUENT FILINGS WITH THE COMMISSION.
    AN ACCOUNTANT WHO IS COVERED BY AN INDEMNIFICATION AGREEMENT IS NOT CONSIDERED TO BE INDEPENDENT.
    THE INDEMNIFICATION PROVISION IS AGAINST PUBLIC POLICY AND IS UNENFORCEABLE IN THE UNITED STATES.
    CONFIRM THAT YOUR AUDITORS HAVE NOT SOUGHT INDEMNIFICATION FROM YOU, AND THAT YOU HAVE NOT PROVIDED INDEMNIFICATION TO YOUR AUDITORS, IF TRUE.
    YOU WILL NOT ASSERT THIS ACTION AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.
    YOU WILL NOT INDEMNIFY RSM HAAMANN HEMMELRATH GMBH.
    YOU WILL UNDERTAKE TO AMEND YOUR ARTICLES OF ASSOCIATION AS SOON AS PRACTICABLE TO ELIMINATE THE INDEMNIFICATION PROVISIONS.

RSM has provided the Company with a waiver of the indemnification provisions in the General Engagement Terms. A copy of the waiver is enclosed with this letter.

The Company’s letter acknowledging the matters referred to above is also enclosed with this letter as well as the Company’s statement acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

"Christian I. Cu"

CHRISTIAN I. CU

CIC/clk

Enclosures

cc:	Exploration Drilling International Inc.
Attn: Guenter Thiemann, Chief Financial Officer

cc:	RSM Haarmann Hemmelrath GmbH

RSM Haarmann Hemmelrath

Private / Confidential

EDI Exploration Drilling International GmbH
Mr. Günter Thiemann
Mr. Rainer Rotthäuser
Goethestr. 61

45721 Haltern am See

RSM Haarmann Hemmelrath GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Martin-Luther-Platz 26
40212 Düsseldorf

Tel. (+49-2 11) 83 99-0
Fax (+49-2 11) 83 99-1 33

www.rsmi.de

August 4, 2006
EDI\Auftrag\Angebot_e_SEC_short.doc

EDI Exploration Drilling International GmbH
Amendment to General Engagement Terms
Our offer dated January 27, 2006

Dear Mr. Thiemann, dear Mr. Rotthäuser,

Referring to our offer dated January 27, 2006, we would like to add and agree upon the following amendment:

As a limitation of liability is not legally allowed for audits of financial statements in accordance with US-GAAP in the United States of America, no. 9 (2) of the General Engagement Terms is hereby waived.

Please acknowledge this amendment by signing below.

Yours sincerely,

RSM Haarmann Hemmelrath GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Thomas Bula

Karin Schmoll

RSM Haarmann Hemmelrath GmbH
Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft is member of RSM International.
Registered audit firm under the quality control system
of the German Chamber of Chartered Accountants (WPK).
Details are given overleaf of Directors and General Managers (*)
and Office Heads (**) and the office where each is based.
Registered office Munich, Local Court Munich, HRB No. 91675.

Berlin, Bielefeld, Dusseldorf,
Frankfurt/M., Hamburg, Leipzig, Munich.

EXPLORATION
DRILLING
INTERNATIONAL

EDI - Exploration Drilling International GmbH
Goethestraße 61, D-45721 Haltern am See

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, DC 20549

EDI - Exploration Drilling
International GmbH
Goethestraße 61
D-45721 Haltern am See
Telefon +49.2364.604428
Telefax +49.2364.604429
info@edipower.com

Rainer Rotthäuser
Vorsitzender der Geschäftsführung
Managing Director CEO
Günter Thiemann
General Manager CFO
Peter Stakne
General Manager COO

HRB Gelsenkirchen 8068
Ust-IdNr: DE 240029206

Bankverbindung:
Volksbank Haltern eG
BLZ 426 613 30, Konto 199 188 900
BIC: GENODEM 1 HLT
IBAN: DE 76 4266 1330 0199 188 900

2007-02-01

Attention: Jennifer Gallagher and Karl Hiller, Division of Corporation Finance

Dear sirs and Mesdames:

RE: Exploration Drilling International Inc., formerly Invision Capital, Inc. (the "Company")
- SEC File Number 000-50459

As requested in your comment letter dated July 11, 2006 (the "Comment Letter"), addressed to the Company, we hereby acknowledge as follows:

- It is our responsibility to provide financial statements audited by an independent accountant in our registration statement and subsequent filings with the United States Securities and Exchange Commission (the "Commission").
- An accountant who is covered by an indemnification agreement is not considered to be independent.
- The indemnification provisions in our engagement agreement with RSM Haarmann Hemmelrath GmbH ("RSM") are against public policy and are unenforceable in the United States.
- RSM has not sought indemnification from us, and we have not provided indemnification to RSM.
- We will not assert the Commission staff's comments in the Comment Letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
- We will not indemnify RSM.

Please note that Articles of Association of EDI Exploration Drilling International GmbH do not contain any provisions with respect to the indemnification of auditors

EXPLORATION
DRILLING
INTERNATIONAL

and that RSM has waived the indemnification provisions contained in our engagement agreement with them.

Yours truly,

EDI EXPLORATION DRILLING INTERNATIONAL GMBH

Per:

Guenter Thiemann
Managing Director

ACKNOWLEDGEMENT OF
EXPLORATION DRILLING INTERNATIONAL INC.

Exploration Drilling International Inc. (the “Company”), hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures made in its filing;

  United States Securities and Exchange Commission (the “Commission”) staff comments or changes to our disclosure made in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated the 1st day of February, 2007.

EXPLORATION DRILLING INTERNATIONAL INC.

Per:	/s/ Guenter Thiemann

Guenter Thiemann
Chief Financial Officer